SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 11-K

         ANNUAL REPORT PURSUANT TO SECTION 15(d) of the
                 SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  Annual  report pursuant to Section 15(d) of  the  Securities
     Exchange Act of 1934

For the fiscal year ended December 24, 1999

                               Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission file number 001-08140

          FLEMING COMPANIES, INC. MATCHING 401(k) PLAN
(formerly known as the Consolidated Savings Plus and Stock Ownership Plan for Fleming Companies, Inc. and Its Subsidiaries)

                      1945 Lakepointe Drive
                         P.O. Box 299013
                    Lewisville, Texas  75029
Full title of the plan and the address of the plan, if different from that of the issuer named below.

                     FLEMING COMPANIES, INC.
                      1945 Lakepointe Drive
                         P.O. Box 299013
                    Lewisville, Texas  75029
 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

FLEMING COMPANIES, INC. MATCHING 401(k) PLAN
(formerly known as the Consolidated Savings Plus and Stock Ownership Plan for Fleming Companies, Inc. and
Its Subsidiaries)

Financial Statements for the Years Ended
December 24, 1999 and December 26, 1998,
Independent Auditors' Report, and
Supplemental Schedule for the
Year Ended December 24, 1999

FLEMING COMPANIES, INC. MATCHING 401(k) PLAN
(formerly known as the Consolidated Savings Plus and Stock Ownership Plan for Fleming Companies, Inc. and
Its Subsidiaries)

TABLE OF CONTENTS
-------------------------------------------------------------------

                                                              Page

INDEPENDENT AUDITORS' REPORT                                    1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits,
  December 24, 1999 and December 26, 1998                       2

 Statement of Changes in Net Assets Available for Benefits,
  Year Ended December 24, 1999                                  3

 Notes to Financial Statements, Year Ended
  December 24, 1999                                             4

SUPPLEMENTAL SCHEDULES:

 Schedule of Assets Held for Investment Purposes at Year End,
  December 24, 1999                                            10

SCHEDULES OMITTED:

 Schedules not listed above are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Plan Participants of the
 Fleming Companies, Inc. Matching 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Fleming Companies, Inc.
Matching 401(k) Plan (formerly known as the Consolidated Savings Plus and Stock Ownership Plan for Fleming Companies, Inc. and Its Subsidiaries) (the "Plan") as of December 24, 1999 and December 26, 1998, and the related statement of changes in net assets available for benefits for the year ended December 24, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 24, 1999 and December 26, 1998, and the changes in net assets available for benefits for the year ended December 24, 1999, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 24, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1999 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Oklahoma City, Oklahoma
June 29, 2000

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                  December 24,     December 26,
ASSETS                                               1999              1998
                                               ---------------  ---------------
INVESTMENTS (See Note 4)                       $   422,240,552  $   370,097,803

RECEIVABLES AND OTHER ASSETS:
  Cash                                                  95,606           67,920
  Participants' contributions receivable               205,936          177,715
  Accrued interest and dividends receivable                672              177
                                               ---------------  ---------------
            Total receivables and other asset          302,214          245,812
                                               ---------------  ---------------

            Total assets                           422,542,766      370,343,615
                                               ---------------  ---------------
LIABILITIES:
  Loan obligation                                            -       2,048,546
  Accrued expenses and other liabilities                38,491              75
                                               ---------------  --------------
            Total liabilities                           38,491       2,048,621
                                               ---------------  --------------
NET ASSETS AVAILABLE FOR BENEFITS              $   422,504,275  $  368,294,994
                                               ===============  ==============

See notes to financial statements.

STATEMENT OF CHANGES IN  NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 24, 1999

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                            $  368,294,994
                                                               --------------

ADDITIONS:
  Contributions:
    Company                                                         2,106,757
    Participants                                                   23,467,742
    Transfers from other benefit plans                              4,347,968
  Interest and dividend income                                     31,540,696
  Net appreciation in fair value of investments (Note 4)           35,878,960
                                                               --------------
            Total additions                                        97,342,123
                                                               --------------
DEDUCTIONS:
  Distributions to participants                                    42,931,610
  Interest expense                                                     63,855
  Administrative expenses                                             137,377
                                                               --------------

            Total deductions                                       43,132,842
                                                               --------------

NET INCREASE                                                       54,209,281
                                                               --------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                                  $  422,504,275
                                                               ==============

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 24, 1999

1. THE PLAN

   The following description of the Fleming Companies, Inc. Matching 401(k) Plan (formerly known as the Consolidated Savings Plus and Stock Ownership Plan for Fleming Companies, Inc. and Its Subsidiaries) (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. Effective December 24, 1999, the Plan sponsor renamed the Plan to the Fleming Matching 401(k) Plan and changed the plan document. Under the new plan, the Company also increased the matching contribution percentages for all subsequent periods.

   The Plan, established in 1980, and amended and restated at various times, is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is designed to provide retirement benefits to eligible associates of Fleming Companies, Inc. and Its Subsidiaries (the "Company"). Associates are eligible to participate in the Plan after achieving one year of service and 21 years of age or participation in a prior plan.

   During 1989, the Plan purchased 640,000 shares of the Company's common stock, in connection with the Fleming Stock Ownership ("FSOP") feature of the Plan, using proceeds from a $20 million long-term bank loan agreement guaranteed by the Company. This Fleming Stock Fund invests in fund units made up of the Company's common stock and a small percentage of short-term investments. In 1994, the bank loan was paid in full by the Company. The Plan entered into a note with the Company under the same terms as the bank loan. The note was due and paid September 1, 1999, and the interest rate was variable. The Company stock purchased by the loan proceeds was pledged as collateral on the loan. Debt service requirements were met through Company contributions and dividend income on the purchased shares. As principal on the loan was paid, an equal percentage of the stock balance, at original cost, was released from collateral on the loan and allocated to participants based on their contributions to the Plan as described below. At year end 1999 and 1998, the market value of unallocated assets was $676,020 and $1,525,228, respectively. In accordance with Plan provisions, allocation of assets is performed in the year following loan payment.

   Contributions by the Company are made at the discretion of the Company's Board of Directors but may not exceed the amount deductible for federal income tax purposes. Company contributions are made to the Plan from profits of the Company, unless the contribution is to be used for debt service. In addition to Company contributions, each participant may make deferral of compensation contributions in accordance with the provisions of Internal Revenue Code Section 401(k) of at least 1% but no more than 15% of the participant's compensation subject to certain limitations. Participant accounts are 100% vested.

   The S.M. Flickinger 401(k) Plan ("Flickinger") was merged into the Plan on July 1, 1999. Based on the approved dates for merger with Flickinger, the Plan recognized a transfer of net assets at fair value of $4,347,968.

   Separate accounts are maintained for each participant.
   Accounts are classified as follows:

     a. Accounts attributable to Company contributions and related investment earnings.

     b.   Accounts attributable to contributions under
          Section 401(k) of the Internal Revenue Code and related investment earnings.

     c. Accounts attributable to contributions by participants on an after-tax basis and related investment earnings.

   The Plan, with certain limitations, may make loans to participants or beneficiaries with an interest rate which is established by the Company's Retirement Committee. At December 24, 1999, the interest rates ranged from 7.0% to 10.5%. A loan from the Plan will be made for up to 50% of the participant's account balance and all interest payments made under the terms of the loan will be credited to the participant's account and not considered general earnings of the Plan. Participants' loans are repaid monthly through payroll deductions.

   Benefits of the Plan are payable upon reaching normal retirement, early retirement, termination, or in the event of death or disability. The normal form of benefit payment is either a lump sum or periodic installment.

   Participants may direct their contributions into 17 investment funds. Participants should refer to the information provided by Fidelity Management Trust Company for a complete description of the investment options.

   Trustees for the Plan are Wachovia Bank, N.A., Bank of
   Oklahoma Trust Company, Banker's Trust Company, and
   Fidelity Management Trust Company. The trustees also serve as custodians of the Plan's investments. The Plan provides for the appointment of, and the Company has, a committee responsible for Plan administration.

2. SIGNIFICANT ACCOUNTING POLICIES

   For 1999 and all subsequent years, the Plan's fiscal year ends on the Friday before the last Saturday in December.
   For all years prior to 1999, the Plan's fiscal year end was the last Saturday in December.

   The financial statements of the Plan are presented on the accrual basis of accounting using accounting principles generally accepted in the United States of America. All investments, except for investment contracts that are valued at contract value as discussed in Note 6, are stated at fair value as determined by the trustees.
   Investments in equity funds are stated at net asset value as determined by the trustees based on the closing market prices of the underlying investments held. Administrative expenses for services provided to the Plan are paid by the Plan.

   The short-term funds classified as segregated assets represent assets held by the Plan for retired participants who have elected to receive installment payments for up to 10 years.

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Number
   133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities." This statement, which is required to be adopted for annual periods beginning after June 15, 2000, establishes standards for recognition and measurement of derivative and hedging activities. The Plan has not yet determined the financial statement impact, if any of SFAS 133.

   SOP 99-3 - On September 15, 1999 the Accounting Standards
   Executive Committee issued Statement of Position 99-3 (SOP 99-3) which simplifies disclosures for certain investments held by a defined contribution plan. The statement eliminates the previous requirement for a defined contribution plan to present plan investments by general type for participant-directed investments in the statement of net assets available for benefits. The statement also eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs and eliminates the requirement to disclose per-unit information for plans that assign units to participants. The
   SOP provides for additional disclosures for nonparticipant-directed investments including specific identification of non-participant-directed investments in excess of five percent of net assets available for benefits. The plan must also disclose non-participant-directed investments by general type and the significant components of the changes in net assets relating to the nonparticipant-directed investments. As a result of adopting SOP 99-3, comparative amounts in the December 31, 1998 financial statments have been reclassified to conform to the current year disclosure requirements.

3. PLAN TERMINATION

   Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all Plan assets, except those required to meet necessary expenses incurred during the termination period, will be distributed on a pro rata basis based on participants' account balances. Upon Plan termination all Company contributions would become 100% vested.

4. INVESTMENTS

   The Plan's investments are held by three bank-administered trust funds and Fidelity Management Trust Co. Investments that represent five percent or more of Plan assets in either year are separately identified.
   The current value amounts shown below are based on year-end closing market prices. As a result of current market conditions, such values may have declined significantly.

                                     December 24, 1999                       December 26, 1998
                           ----------------------------------      ------------------------------------
  Statement of             Number of                               Number of
  Net Assets               Shares or                               Shares or
  Available                Principal                  Current      Principal                  Current
  For Benefits:             Amount        Cost         Value        Amount        Cost         Value
  -------------            ---------      ----        -------      ---------      ----        --------
  Fidelity Investments:
    Fidelity Contrafund     566,930  $ 27,726,770  $ 34,027,110     541,491  $ 24,421,431  $ 30,751,277
    Equity Income Fund      409,552    18,847,876    21,902,825     464,565    20,460,898    25,806,563
    Interest Income Fund 18,590,926    18,590,926    18,590,926  19,648,030    19,648,030    19,648,030
    Janus Twenty Fund       563,113    32,017,864    46,980,520     290,902    12,155,368    15,505,066
    Magellan Fund         1,010,575    92,034,610   138,074,842     988,004    82,647,819   119,370,640
    Puritan Fund          2,225,655    39,654,978    42,354,206   2,463,799    43,300,887    49,448,446
    Retirement Money
     Market Fund         44,533,783    44,533,783    44,533,783  41,555,697    41,555,697    41,555,697
    Other                              44,411,329    53,038,459                42,753,623    45,622,661
                                     ------------  ------------              ------------  ------------
                                      317,818,136   399,502,671               286,943,753   347,708,380
  Corporate common and preferred stocks:
      Fleming Companies, Inc.          28,252,363    14,309,205                28,290,003    12,862,632
      Other                                     -             -                   285,726       285,726
                                     ------------  ------------              ------------  ------------
                                       28,252,363    14,309,205                28,575,729    13,148,358

  Limited partnerships                  1,423,913     1,271,926                 1,506,213     1,345,115

  Participant loans                     7,135,737     7,135,737                 7,631,654     7,631,654
  Short-term funds           21,013        21,013        21,013     264,296       264,296       264,296
                                     ------------  ------------              ------------  ------------

                                        7,156,750     7,156,750                 7,895,950     7,895,950

                                                   $422,240,552                            $370,097,803
                                                   ============                            ============
  Accrued interest and dividends receivable                $672                                    $177
                                                           ====                                    ====

                                                Year Ended
Statements of Changes in                       December 24,
Net Assets Available for Benefits:                 1999
Interest and dividend income                   $ 31,540,696
                                               ============

Appreciation (depreciation) in fair value of investments:
  Fidelity Investments                         $ 35,681,718
  Corporate common and preferred stocks            (447,466)
  Corporate obligations                             644,708
                                               ------------
                                               $ 35,878,960
                                               ============

5. NONPARTICIPANT-DIRECTED INVESTMENTS

   Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                               December 24,    December 26,
                                                   1999           1998
                                               ------------    ------------
NET ASSETS:
  Corporate common and preferred stocks        $ 4,816,413     $ 5,516,754
  Limited partnerships                           1,271,926       1,345,115
  Short-term funds                                  21,013         264,301
  Cash                                                 166           1,415
  Loan obligation                                        -      (2,048,546)
  Accrued expenses and other liabilities           (13,543)              -
                                               -----------     -----------
                                               $ 6,095,975     $ 5,079,039
                                               ===========     ===========

                                                Year Ended
                                               December 24,
                                                   1999
                                               ------------
CHANGES IN NET ASSETS:
  Contributions                                $ 2,106,757
  Interest and dividend income                      51,412
  Net appreciation                                 197,242

DISTRIBUTIONS TO PARTICIPANTS                   (1,255,805)

INTEREST EXPENSE                                   (63,855)

ADMINISTRATIVE EXPENSES                            (18,815)
                                               -----------
                                               $ 1,016,936
                                               ===========

6. INVESTMENT CONTRACT WITH INSURANCE COMPANY

   In 1995, the Plan entered into an investment contract with Principal Life Insurance Co. ("Principal").
   Principal maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The contract is included in the financial statements as part of the Plan's Interest Income Fund administered by Fidelity. The remaining portion of the Fidelity Interest Income Fund consists of a money market fund. The contract is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because it is fully benefit responsive. There are no reserves against contract value for credit risk of the contract issuer or other issues that could affect realizability of the contract value. The fair value of the investment contract at December 24, 1999 and December 26, 1998, was $7,845,631 and $19,069,637, respectively. The average yield and crediting interest rates were approximately 7.5% for 1999 and 1998.

7. DISTRIBUTIONS PAYABLE

   There were no distributions requested in 1999 and 1998 but not paid until the subsequent year.

8. TAX STATUS

   The Internal Revenue Service has determined and informed the Company in a letter dated May 27, 1993, that the Plan, as amended, meets the requirements of Section
   401(a) of the Internal Revenue Code and is tax-exempt under Section 501(a) of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date; and no provision for income taxes has been included in the Plan's financial statements.

9. PARTIES-IN-INTEREST TRANSACTIONS

   The Plan invests in funds managed by Wachovia Bank, N.A., Bank of Oklahoma Trust Company, and Fidelity Management Trust Company, the Plan's trustees. Investment management fees for 1999 and 1998 were $294 and $9,905, respectively. While the majority of administrative expenses are paid by the Plan, an insignificant portion is paid by the Company.

10. REFUNDS

   The Plan approved refunds of $144,202 and $95,883 of excess contributions to highly compensated members in 1999 and 1998, respectively. Refunds were necessary in order to satisfy the actual deferral percentage limitation, the actual contribution percentage limitation, and multiple use test under IRC Section 401(m) for the years ended December 24, 1999 and December 26, 1998. The IRC requires these refunds be made prior to the end of the following year. These refunds were made within the first two and one-half months after the respective year ends.

11. SUBSEQUENT EVENTS

   Subsequent to year end, the Plan sponsor merged into the assets of the Plan the ABCO Markets, Inc. 401(k) Plan, Baker's Supermarkets Profit Sharing Thrift Plan, Turicik Foods 401(k) Plan, and University Foods 401(k) Plan. Net assets of $55,026,035 were transferred on various dates starting in April 2000.

                            * * * * * *

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT YEAR END DECEMBER 24, 1999

                                                                          Current
     Description of Investment                   Units        Cost         Value
     -------------------------                  -------  ------------  ------------
*    Fidelity Investments:
       Asset Manager                            197,400  $  3,342,680  $  3,628,205
       Asset Manager - Growth                   306,251     5,282,283     6,023,950
       Asset Manager - Income                    78,925       936,007       961,305
       Fidelity Contrafund                      566,930    27,726,770    34,027,110
       Equity Income Fund                       409,552    18,847,876    21,902,825
       Intermediate Bonds Fund                1,221,960    12,432,419    11,926,329
       Interest Income Fund                  18,590,926    18,590,926    18,590,926
       Magellan Fund                          1,010,575    92,034,610   138,074,842
       Overseas Fund                            216,501     6,885,567    10,394,219
       Puritan Fund                           2,225,655    39,654,978    42,354,206
       Low Priced Stock                          69,190     1,682,052     1,566,459
       Spartan US EQ Index                      140,840     5,885,891     7,336,366
       Janus Worldwide                          128,670     6,653,774     9,834,270
       Janus Twenty Fund                        563,113    32,017,864    46,980,520
       PIMCO High Yield ADM                      69,627       783,316       743,616
       Templeton Dev Mkts A                      39,948       527,186       623,586
       MGD INC PORT                                 154           154           154
       Retirement Money Market Fund          44,533,783    44,533,783    44,533,783
                                                         ------------  ------------

            Total Fidelity Investments                    317,818,136   399,502,671
                                                         ------------  ------------
     Limited Partnerships                       133,466     1,423,913     1,271,926
                                                         ------------  ------------

     Corporate Common and Preferred Stocks:
*      Fleming Companies, Inc. - 401(k)         926,126    13,568,807     9,492,792
*      Fleming Companies, Inc. - ESOP           469,894    14,683,556     4,816,413
                                                         ------------  ------------

            Total corporate common and preferred stocks    28,252,363    14,309,205
                                                         ------------  ------------

     Short-Term Funds - Unsegregated:
*      Bank of Oklahoma            American Performance
                                   Cash Management
                                   Fund, 21,013 units          21,013        21,013
                                                         ------------  ------------

     Participant Loans <F1>                                 7,135,737     7,135,737
                                                         ------------  ------------

     TOTAL                                               $354,651,162  $422,240,552
                                                         ============  ============
*    Party-in-Interest.

<F1> Participant loans, 7.0% to 10.5%, maturing January 1999 through November
     2008.

The following exhibit has been filed as part of this Form 11-K, and is incorporated herein by reference:

Exhibit No.                        Description
-----------                        -----------
23.1                   Consent of Deloitte & Touche, LLP

                              SIGNATURES

FLEMING COMPANIES, INC. MATCHING 401(k) PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              FLEMING COMPANIES, INC. MATCHING
                              401(k) PLAN

                              By:  FLEMING COMPANIES, INC., Issuer

Date:  July 6, 2000                By  KEVIN TWOMEY
                                       Kevin Twomey
                                       Senior Vice President
                                       Finance and Controller

                          EXHIBIT INDEX

Exhibit No.   Description                    Method of Filing
-----------   -----------                    ----------------
23.1          Consent of Deloitte & Touche   Filed herewith electronically